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                        China Finance Online Co. Limited

August 25, 2006

CONFIDENTIAL


TO:  Ms. Kristi Beshears
     Staff Accountant
     Division of Corporate Finance
     Securities and Exchange Commission
     450 Fifth Street N.W.
     Washington, D.C.  20549

CC:  Mr. Daniel L. Gordan
     Branch Chief
     Division of Corporate Finance
     Securities and Exchange Commission
     450 Fifth Street N.W.
     Washington, D.C.  20549

          RE:  CHINA FINANCE ONLINE CO. LIMITED
          FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
          (FILE NO. 000-50975)

Dear Ms. Beshears,

     I refer to your fax of July 28, 2006 to China Finance Online Co., Limited (the "Company") regarding SEC comments on the Company's Form 20-F filed on May 23, 2006. On August 10, 2006, we submitted a letter addressed to you through confidential submission via EDGAR and indicated that we expected to provide responses to the SEC comments by August 25, 2006. The Company has been working with its accountants to prepare responses to the comments, but it does not appear likely that we will be able to respond by August 25, 2006 as previously expected. Therefore, we respectfully request that we be allowed two additional weeks to file the responses. We expect that we will be able to provide responses to the SEC comments via EDGAR by September 8, 2006. In the event that we encounter unexpected difficulties in meeting the September 8, 2006 deadline, we will contact you in advance.

     We appreciate your understanding and patience. Please direct all future correspondence with respect to this matter to the Company as set forth below:

              China Finance Online Co. Limited
              9(th) Floor of Tower C, Corporate Square
              No. 35 Financial Street
              Xicheng District, Beijing 100032

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Ms. Kristi Beshears and Mr. Daniel L. Gordan, August 25, 2006 - Page 2


              People's Republic of China
              Tel: +86 (10) 5832 5326
              Fax: +86 (10) 5832 5200
              Attention: Zhao Zhiwei

              With a copy to:

              O'Melveny & Myers LLP
              Plaza 66, 37(th) Floor
              1266 Nanjing Road West
              Shanghai 200040
              People's Republic of China
              Tel:  +86 (21) 2307-7068
              Fax:  +86 (21) 2307-7300
              Attention:  Todd Bissett, Esq.

     I would appreciate your acknowledging receipt of the letter by emailing me at zwzhao@jrj.com.

     Thank you for your assistance in this matter.

                                               Very truly yours,


                                               /s/ Zhao Zhiwei
                                               ------------------------------
                                               Zhao Zhiwei
                                               Chief Executive Officer
                                               China Finance Online Co., Limited


cc:  Howard Zhang, Esq.
     David Lin, Esq.
     Todd Bissett, Esq.